SCHEDULE 13G

Amendment No. 4
Chesapeake Energy Corporation
Common Stock
Cusip #165167107


Cusip #165167107
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	1,425,524
Item 6:	0
Item 7:	47,601,056
Item 8:	0
Item 9:	47,601,056
Item 11:	10.268%
Item 12:	    HC


Cusip #165167107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	47,601,056
Item 8:	0
Item 9:	47,601,056
Item 11:	10.268%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Chesapeake Energy Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		6104 North Western Avenue
		Oklahoma City, OK  73118


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		165167107

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	47,601,056

	(b)	Percent of Class:	10.268%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	1,425,524

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	47,601,056

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Chesapeake Energy
Corporation. No one person's interest in the Common Stock of Chesapeake Energy Corporation is more than five percent of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2007
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 46,300,701 shares or 9.988% of the Common Stock outstanding of Chesapeake
Energy Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at April 30, 2007 included 229,488 shares of Common Stock resulting from the assumed conversion of 32,000 shares of CHESAPEAKE ENER 6.25% CV PFD (7.1715 shares of
Common Stock for each share of Convertible Preferred
Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at April 30, 2007 included 382,901 shares of Common Stock resulting from the assumed conversion of 149,600 shares of CHESAPEAKE ENER 5% CV PFD 144A
(2.5595 shares of Common Stock for each share of Convertible Preferred Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at April 30, 2007 included 558,731 shares of Common Stock resulting from the assumed conversion of 246,800 shares of CHESAPEAKE ENERGY
4.5% CV PFD (2.2639 shares of Common Stock for each share of Convertible Preferred Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at April 30, 2007 included 1,096,799 shares of Common Stock resulting from the assumed conversion of 282,600 shares of CHESAPEAKE
ENERGY 5% CV PFD (3.8811 shares of Common Stock for each share of Convertible Preferred Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at April 30, 2007 included 213,461 shares of Common Stock resulting from the assumed conversion of 55,000 shares of CHESAPEAKE
ENER 5 CV PFD 144A (3.8811 shares of Common Stock for each share of Convertible Preferred Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at April 30, 2007 included 127,975 shares of Common Stock resulting from the assumed conversion of $5,000,000 principal amount of CHESAPEAKE CV 2.75% 11/35 144A (25.5951 shares of
Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the investment companies at April 30, 2007 included 729,077 shares of Common Stock resulting from the assumed conversion of $28,485,000 principal amount of CHESAPEAKE CV 2.75%
11/15/35 (25.5951 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 46,300,701 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston,
MA 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR Corp.'s beneficial ownership includes 4,442 shares, or 0.001%, of the Common Stock stock outstanding of Chesapeake Energy
Corporation, beneficially owned through Strategic Advisers, Inc.

	Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 201,900 shares or 0.044% of the outstanding Common Stock of Chesapeake Energy Corporation as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment
Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR Corp., through its control of PGALLC, each has sole dispositive power over 201,900 shares and sole power to vote or to direct the voting of 201,900 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 371,433 shares or 0.080% of the outstanding Common Stock of the Chesapeake Energy
Corporation as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at April 30, 2007 included 24,954 shares of Common Stock resulting from the assumed conversion of $975,000 principal amount of CHESAPEAKE CV 2.75% 11/15/35 (25.5951 shares of
Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR Corp., through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 371,433 shares and sole power to vote or to direct the voting of 371,433 shares of Common Stock owned by the institutional accounts managed by PGATC as reported above.

	Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 922,580 shares or 0.199% of the Common Stock outstanding of the Company. The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at April 30, 2007 included 86,058 shares of Common Stock resulting from the assumed conversion of 12,000 shares of CHESAPEAKE ENER 6.25%
CV PFD (7.1715 shares of Common Stock for each share of Convertible Preferred Stock). The number of shares of Common Stock of Chesapeake Energy Corporation owned by the institutional account(s) at April 30, 2007 included 52,522 shares of Common Stock resulting from the assumed conversion of 23,200 shares of CHESAPEAKE ENERGY
4.5% CV PFD (2.2639 shares of Common Stock for each share of Convertible Preferred Stock).

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR Corp.
and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

	FIL has sole dispositive power over 922,580 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 841,080 shares and no power to vote or direct the voting of 81,500 shares of Common Stock held by the International Funds as reported above.


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on May 10, 2007, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common
Stock of Chesapeake Energy Corporation at April 30, 2007.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of FMR Corp. and its
direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of Edward C. Johnson
3d

	Fidelity Management & Research Company

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel